SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)(1)

Univision Communications Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

914906102

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Jerrold Perenchio

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,687,384 Shares Class A Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 36,801,644 Shares Class A Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,687,384 Shares Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row(9) 19.2% of Class A Common Stock (see responses to Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Margaret Perenchio

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares Class A Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 885,740 Shares Class A Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,687,384 Shares Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row(9) 19.2% of Class A Common Stock (see responses to Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Univision Communications Inc.
	(b)	Address of Issuer's Principal Executive Offices 1999 Avenue of the Stars, Suite 3050 Los Angeles, California 90067

Item 2.	(a) (b) (c)	Name of Persons Filing Address of Principal Business Office or, if none, Residence Citizenship

A. Jerrold Perenchio 1999 Avenue of the Stars, Suite 3050 Los Angeles, California 90067 (United States Citizen)

Margaret Perenchio 1999 Avenue of the Stars, Suite 3050 Los Angeles, California 90067 (United States Citizen)

	(d)	Title of Class of Securities Class A Common Stock(2)
	(e)	CUSIP Number 914906102

(2)           The securities that give rise to this reporting obligation include 37,462,390 shares of Class P Common Stock, which are convertible into Class A Common Stock on a share for share basis, and 224,994 shares of Class A Common Stock.  Pursuant to Rule 13d-3(d)(1)(i), the shares of Class P Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the persons filing this report.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o); Not applicable.
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Not applicable.
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act; Not applicable.
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act; Not applicable.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); Not applicable.
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F); Not applicable.
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); Not applicable.
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act; Not applicable.
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act; Not applicable.
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Not applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ] Not applicable.

Item 4.	Ownership(3)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A. Jerrold Perenchio
	(a)	Amount beneficially owned: 37,687,384 shares Class A Common Stock.(4)
	(b)	Percent of class: 19.2% of Class A Common Stock.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 37,687,384 shares of Class A Common Stock.
		(ii)	Shared power to vote or to direct the vote None.
		(iii)	Sole power to dispose or to direct the disposition of 36,801,644 shares of Class A Common Stock.
		(iv)	Shared power to dispose or to direct the disposition of None.
Margaret Perenchio
	(a)	Amount beneficially owned: 37,687,384 Shares Class A Common Stock
	(b)	Percent of class: 19.2% of Class A Common Stock.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None.
		(ii)	Shared power to vote or to direct the vote None.

(3)           The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

(4)           Of the 37,687,384 shares covered by this report, 885,740 shares are beneficially owned by Margaret Perenchio, A. Jerrold Perenchio’s spouse, as her separate property.  Mr. Perenchio has sole power to vote these shares pursuant to a proxy, but Mrs. Perenchio has sole power to dispose of or to direct the disposition of these shares.  Of the remaining 36,801,644 shares, 1,336,000 are owned indirectly through a limited liability company, 1,260,068 are owned indirectly through two California C-corporations, and 34,205,576 are owned by Mr. Perenchio in his capacity as sole trustee of the Jerry Perenchio Living Trust, a revocable grantor trust.

(iii) Sole power to dispose or to direct the disposition of 885,740 shares of Class A Common Stock.
(iv) Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February, 2003.
Date
/s/ A. Jerrold Perenchio
Signature
A. Jerrold Perenchio
Name/Title
/s/ Margaret Perenchio
Signature
Margaret Perenchio
Name/Title